July 2, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Suying Li and Rufus Decker

Re:	Citi Trends, Inc.
Form 10-K for Fiscal Year Ended February 1, 2025
Item 2.02 Form 8-K dated March 18, 2025
Item 2.02 Form 8-K dated June 3, 2025

Dear Ms. Li and Mr. Decker:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated June 5, 2025 (the “Comment Letter”), to the above referenced filings of Citi Trends, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Item 2.02 Form 8-K dated March 18, 2025

Exhibit 99.1

Reconciliation of Non-GAAP Financial Measures

1. Please breakout the other non-recurring expenses line item into smaller components in your non-GAAP reconciliations. Tell us and disclose the nature of the underlying amounts recorded in each period presented in the broken out other non-recurring expenses, one-time strategic costs, payroll and bonus accrual adjustments, and CEO transition expenses line items. Also, tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these non-GAAP adjustments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, it will break out the other non-recurring expenses line items into smaller components in its non-GAAP reconciliations.

As further described below, the Company respectfully advises the Staff that the other non-recurring expenses consist of costs associated with response to significant shareholder requests and inquiries, severance and related costs associated with the departure of key executives and CEO-led organizational changes, and expenses related to the Company’s response to the cyber disruption it experienced in January 2023.

By way of illustration, the Company provides in the tables below a break-out of “Other non-recurring expenses” included in its earnings release furnished as Exhibit 99.1 to its Form 8-K filed March 18, 2025.

	Fourth Quarter
	February 1, 2025	February 3, 2024
Severance and related costs	$653	$—
Shareholder matters	50	334
Other non-recurring expenses	$703	$334

	Fiscal Year
	February 1, 2025	February 3, 2024
Shareholder matters	$1,746	$334
Severance and related costs	653	—
Cyber incident expenses	36	—
Other non-recurring expenses	$2,435	$334

The Company considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and believes that these adjusted costs do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business and, accordingly, excluding these amounts from the applicable non-GAAP financial measures does not cause those measures to be misleading. The Company describes below in detail the nature and composition of each of the other non-recurring expenses, one-time strategic costs, payroll and bonus accrual adjustments, and CEO transition expenses.

Background on Organizational Changes

In June 2024, Ken Seipel was appointed as Interim CEO, and subsequently as permanent CEO in November 2024 and Chairman of the Board of Directors in April 2025. These events mark the first leadership change in the CEO position experienced by the Company since Q1 2020. Upon his appointment as Interim CEO, Mr. Seipel launched a turnaround strategy designed to stabilize operations, improve profitability, and refocus on the Company’s core customer. This multi-phase initiative, described as “repair, execute, and optimize”, included enhancements to merchandising capabilities, improved supply chain efficiency, improved store-level operational discipline and restructuring of certain functions to streamline decision-making and eliminate non-core expenditures. These activities resulted in costs, described throughout this letter, that were outside the normal operations of the Company.

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The CEO transition and subsequent company-wide turnaround activities represent foundational strategic changes to reposition the Company for sustained profitability. Accordingly, the Company respectfully submits that due to the infrequent nature of these events and because these costs are not reflective of the Company’s recurring operational performance, these associated costs are outside of the normal cost of operating the business and thus are appropriate to be excluded from its non-GAAP metrics.

Other non-recurring expenses

•	Significant shareholder requests and inquiries
o	The Company incurred legal and consulting fees related to a books and records demand received from a significant shareholder in Q4 2023. Subsequent discussions with the Company’s significant shareholder led to the negotiation and execution of a cooperation agreement in Q1 2024, which was later amended and restated in Q1 2025. The Company has not experienced shareholder engagement of this nature since prior to fiscal year 2020. As such, the Company considers the costs associated with these activities to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

•	Severance and related costs
o	The Company incurred severance and related costs in connection with the departure of key executives resulting from the CEO transition and subsequent implementation of CEO-led organizational changes as described in the “Background on Organizational Changes” section of this letter. The Company considers these costs to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

•	Cyber incident expenses
o	The Company experienced a cyber disruption of its back office and distribution center IT systems in January 2023, which was followed by related lawsuits against the Company in the second half of fiscal year 2023. In fiscal year 2024 the Company incurred third-party consulting and legal counsel fees associated with its defense against this litigation. Due to the historically infrequent nature of cyber disruptions and related legal matters, the Company considers these costs to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

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One-time strategic costs

•	2nd Half Contribution Awards
o	In recognition of employee contributions to the execution of the Company’s turnaround efforts as described in the “Background on Organizational Changes” section of this letter and the significant progress made in the second half of the year, the Company awarded a performance-based bonus to employees identified as key contributors to the Company’s turnaround efforts. This bonus was a discretionary, non-recurring payment directly tied to the turnaround activities and not part of the Company’s standard annual compensation program. The Company adjusted for this cost in its normalized adjusted EBITDA measure to maintain consistency in evaluating the underlying performance of the Company’s operations before the impact of the one-time incentive compensation.

•	Consulting expenses
o	The Company incurred consulting costs in support of the “repair” phase of the Company’s turnaround efforts as described in the “Background on Organizational Changes” section of this letter, which consisted of a customer and market insight study and consulting services to improve supply chain efficiency and store-level operational discipline. These costs were not reflective of the Company’s recurring operational performance and the Company believes these expenses are appropriate exclusions from its non-GAAP metrics.

Payroll and bonus accrual adjustments

The Company recognized the profit-and-loss statement impact of PTO accrual adjustments resulting from revisions to PTO policies, including the accrual schedule for hourly associates in fiscal year 2024 and a change to unlimited PTO for salaried associates in fiscal year 2023. Due to the infrequent nature of fundamental changes to the PTO policy, the Company considers the costs associated with these activities to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

CEO transition expenses

The Company incurred costs associated with the hiring of a new CEO as discussed in the “Background on Organizational Changes” section of this letter, which consisted of executive search costs, a cash and equity sign-on bonus, and severance payments to the former CEO. The Company considers the costs associated with the CEO transition to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

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Item 2.02 Form 8-K dated June 3, 2025

Exhibit 99.1

2. You present several non-GAAP financial measures in your earnings release. Please address the following:

•	Present and discuss net income with equal or greater prominence when you present and discuss adjusted EBITDA in the headline. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, it will present and discuss net income with equal or greater prominence when presenting and discussing adjusted EBITDA.

By way of illustration, the Company provides the below example as if this had been included in its earnings release furnished as Exhibit 99.1 to its Form 8-K filed June 3, 2025:

CITI TRENDS ANNOUNCES FIRST QUARTER FISCAL 2025 RESULTS

Comparable store sales growth of 9.9%; Two-year stack of 13.0%

Total year-over-year sales growth of 8.3%, or $15.4 million, to $201.7 million

Net Income of $0.9 million, $1.4 million as adjusted* vs. net loss of $3.4 million, ($2.7) million as adjusted* in Q1 last year

Adjusted EBITDA* of $5.4 million, $6.2 million higher than prior year

Balance sheet continues to have ample liquidity and no debt

Company raises Fiscal 2025 Outlook

•	Present and discuss net income flowthrough with equal or greater prominence when you present and discuss adjusted EBITDA flowthrough in the Financial Highlights – First Quarter 2025. Also, provide all of the disclosures required by Item 10(e) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, it will present and discuss net income flowthrough with equal or greater prominence when discussing and presenting adjusted EBITDA flowthrough.

By way of illustration, the Company provides the below example as if this had been included in its earnings release furnished as Exhibit 99.1 to its Form 8-K filed June 3, 2025:

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Financial Highlights – First Quarter 2025

•	Net Income flowthrough of 28%, 26% as adjusted*
•	Adjusted EBITDA Flowthrough* of 40%, above Company expectations, from total sales increase of $15.4 million versus last year and adjusted EBITDA* increase of $6.2 million

Additionally, the Company will provide the additional disclosures required by Item 10(e) of Regulation S-K for this measure to the extent it is used in future earnings releases, including a reconciliation to the most directly comparable GAAP measure, as well as disclosing the reasons why the Company’s management believes that presentation of this non-GAAP financial measure provides useful information to investors regarding the Company’s financial condition and results of operations.

In this instance, the Company reconciled adjusted EBITDA flowthrough to total sales, the most directly comparable financial measure presented in accordance with GAAP, within the text of the earnings release.

The Company believes the adjusted EBITDA flowthrough financial measure reflects operating results that are more indicative of the Company’s ongoing operating performance while improving comparability to prior and future periods, and as such, may provide investors with an enhanced understanding of the Company’s past financial performance and prospects for the future. The Company will include such reasons for the use of this non-financial measure, to the extent used, in the schedules to future earnings release.

•	Breakout the other non-recurring expenses line item into smaller components in your non-GAAP reconciliations. Tell us and disclose the nature of the underlying amounts recorded in each period presented in the broken out other non-recurring expenses and cyber incident expenses line items. Also, tell us your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of these non-GAAP adjustments.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in the Company’s future earnings releases furnished under Item 2.02 of Form 8-K, it will break out the other non-recurring expenses line items into smaller components in its non-GAAP reconciliations.

The Company respectfully advises the Staff that the other non-recurring expenses consist of costs associated with response to significant shareholder requests and inquiries, severance and related costs associated with the departure of key executives and CEO-led organizational changes and a lease termination fee.

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By way of illustration, the Company provides in the table below a break-out of “Other non-recurring expenses” included in its earnings release furnished as Exhibit 99.1 to its Form 8-K filed June 3, 2025.

	First Quarter
	May 3, 2025	May 4, 2024
Shareholder matters	$175	$1,380
Severance and related costs	320	—
Lease termination fee	390	—
Other non-recurring expenses	$885	$1,380

The Company considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and believes that these adjusted costs do not represent normal, recurring, cash operating expenses necessary to operate the Company’s business and, accordingly, excluding these amounts from the applicable non-GAAP financial measures does not cause those measures to be misleading. The Company describes below in detail the nature and composition of each of the other non-recurring expenses and cyber incident expenses.

Other non-recurring expenses

•	Significant shareholder requests and inquiries
o	As discussed earlier in this letter, the Company received a books and records demand from a significant shareholder in Q4 2023. Subsequent discussions with the Company’s significant shareholder led to the negotiation and execution of a cooperation agreement in Q1 2024, which was later amended and restated in Q1 2025. The Company has not experienced shareholder engagement of this nature since prior to fiscal year 2020. As such the Company considers the costs associated with these activities to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

•	Severance and related costs
o	The Company incurred severance and related costs in connection with the departure of key executives resulting from the CEO transition and subsequent implementation of CEO-led organizational changes as described in the “Background on Organizational Changes” section of this letter. The Company considers these costs to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

•	Lease termination fee
o	The Company incurred a lease termination fee associated with the closure of an underperforming store. The contractual lease term of the terminated lease was substantially longer than the Company’s average store lease, leading to the unusual circumstance of its termination prior to the end of the lease term. Considering the variance from the average store lease terms, typically five years, and the general practice of operating stores through the end of the lease term, the Company considers the costs associated with the lease termination to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

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Cyber incident expenses

•	As discussed earlier in this letter, the Company experienced a cyber disruption of its back office and distribution center IT systems in January 2023, which was followed by related lawsuits against the Company in the second half of fiscal year 2023. In Q1 2025, the Company updated its assessment of the contingent liability recognized related to the legal matter. This updated assessment resulted in a decrease in the contingent liability, which was recognized during the period. Due to the infrequent nature of cyber disruptions and associated legal matters, the Company considers these costs to be distinct from the Company’s normal, historical operations and appropriate exclusions from its non-GAAP metrics.

***

Sincerely,

/s/ Heather Plutino
Heather Plutino
Chief Financial Officer

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